SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2/A

Amendment No. 1

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE
PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935

* * * * *
File No. 69-291

TNP Enterprises, Inc.
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its Amendment No. 1 to its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

       Exhibit A. An amended consolidating blance sheet of the claimant as of the close of the 2001 calendar year.

       Exhibit B. An amended Financial Data Schedule for the period ended December 31, 2001, including Item Nos. 1, 2, and 3.

          The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of March, 2002.

TNP Enterprises, Inc.

By_/s/ Theodore A. Babcock
Theodore A. Babcock
Chief Financial Officer

Attest:

/s/ Kathleen A. Marion
Kathleen A. Marion, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Kathleen A. Marion, Secretary
TNP Enterprises, Inc.
2 Robbins Lane Suite 201
Jericho, NY 11753

With a copy to

Paul W. Talbot, Senior Counsel
Texas-New Mexico Power Company
4100 International Plaza
Fort Worth, Texas 76109